

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 29, 2008

<u>**Via U.S. Mail and Fax (27 0 11 476 2637)**</u>
Mr. Jacob Hendrik Dissel
Acting Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> Re: **DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2007**
> **Filed December 14, 2007**
> **File No. 0-28800**

Dear Mr. Dissel:

We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2007

Engineering Comments

Ore Reserves, Page 24

1.   You refer to both a cutoff grade and a pay limit used to designate your ore grade material, which is a critical component used to evaluate the economic potential of your mineral reserves. Please disclose your cutoff grade used to designate reserves for each of your mines and include the operational costs used to determine your cutoff grade. Please show this calculation demonstrates the cutoff grade or tenor used to define your mineral reserve has reasonable prospects for economic extraction. In establishing your cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Ore Reserves, Page 29

2.   We note you have raised the gold commodity price used to determine your economic reserves for fiscal 2007 and restated these reserves by using an average gold price of R154, 437 per kilogram or $660 per ounce despite recurring losses over the last three years. Please tell us why you selected this particular commodity price for your reserve estimates and not the historic three-year average price as was used for comparison in your sensitivity analysis and pay limit calculations. Please provide supplementally, your current life-of-mine plan for your mining/processing operations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler at (202) 551-3718 if you have questions regarding the engineering comments and related matters. You may contact Sean Donahue at (202)551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,



H. Roger Schwall
Assistant Director